Exhibit 99.1

Foresight Regains Compliance with Nasdaq Minimum Bid Price Rule

Ness Ziona, Israel – May 8, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, today announced that it has received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) informing Foresight that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), for continued listing on The Nasdaq Stock Market, and the matter of previous non-compliance is now closed.

Foresight was previously notified by Nasdaq on May 23, 2022, that it was not in compliance with the minimum bid price rule because its American Depositary Shares (“ADSs”) failed to meet the closing bid price of $1.00 or more for 30 consecutive business days, as required by the Nasdaq Listing Rules. To regain compliance with the bid price, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. From April 21, 2023, through May 4, 2023, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater. Accordingly, the Company has regained compliance with Nasdaq’s minimum bid price rule.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654